FP:  truCrowd


THE
BLACKROSE
— C O M P A N Y —

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

THE COMPANY

1.　　Name of issuer:　The Black Rose Company, LLC

ELIGIBILITY

2.　　☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.　　Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?　☐ Yes　☑ No

DIRECTORS OF THE COMPANY

4.　　Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Issuer is LLC, has no Board of Directors



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Dr. Kendrick Scott
Title:	President and CEO
Dates of Service:	7/9/2020- present
Responsibilities:	Provide leadership and direction to align with the company's mission.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Lynn University
Employer's principal business:	Education
Title:	Associate Professor
Dates of Service:	8/1/2018 - Current
Responsibilities:	Presenting Lectures/ Leadership
Employer:	Husson University
Employer's principal business:	Education
Title:	Adjunct Professor
Dates of Service:	October 2016 - Current
Responsibilities:	Presenting Lectures

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Kendrick Scott	100%	100%

FP:  truCrowd

THE
BLACKROSE
COMPANY

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.





MISSION

Our mission is to locate and provide preeminent real estate investment opportunities for those seeking to diversify their investment portfolio. Our overarching purpose is to offer outstanding opportunities to accredited, sophisticated and novice investors. We are a customer centric company with the goal of assisting the individuals that we serve with earning a return on their investment.







The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

VISION

To become the industry leader in identifying, acquiring, developing, and monetizing real estate opportunities.





THE BLACKROSE COMPANY

OUR STORY

The Black Rose Company is a real estate development firm that has partnered with experienced industry professionals to locate viable investment opportunities.

We seek to provide investors with a way to leverage the vast network of relationships of the company's CEO.



THE BLACKROSE COMPANY

FP: truCrowd

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

MARKET
OPPORTUNITIES
Affiliates of The Black Rose Company have identified a unique opportunity in Atlanta, Ga. This opportunity lends itself to the purchase of land, an approved space by the city of Atlanta for 42 townhomes.
We have an opportunity to deliver a product that has already undergone the arduous and lengthy permitting process making it ready for immediate development after the property purchase closing.
The time is optimal in that the market is in high demand and housing supply low. Lastly, this development presents a viable symbiotic relationship for investors, managers, and developers.
Whether by crowd or lending institution, funding remains vital for the project's viability. And the investment opportunity remains optimal for those looking to diversify and monetize their investment portfolio.
Opportunity For Development
1770 Bolton Road NW
Vinings
Mableton
Smyrna
UPS Hub
Donald Lee Hollowell Parkway
Fulton Industrial Blvd
Georgia Tech
marta
THE BLACKROSE COMPANY



PROJECT
OVERVIEW
This current project is a 3.2-acre site that is permitted for 42 townhomes. The project consists of working with local developers and other real estate professionals. The townhomes will be an upscale modern design incorporating the newest innovative technology.
THE BLACKROSE COMPANY




OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400



PROFITS

Investing with The Black Rose Company allows investors to:

- Earn an eight percent (8%) return on their investment
- Receive Initial information for future investments
- Have a hands-off approach to receive diverse income streams
- Take advantage of investors-first approach with a commitment to openness and transparency
- Become part of a platform open to a diverse group of investors

INDUSTRY GAPS

 **NEED FOR MORE HOUSING**
There is a high demand for housing in the Atlanta area which has increased the prices for housing even during the pandemic. Subsequently, there's a shortage of new construction that is prime for new real estate developments.

 **TIMING FOR NEW DEVELOPMENT**
There are not enough project developments being completed for 2021 fiscal year to fill the demand. As a result, people are renting in the area they would like to live.

 **LOCATION OF HOUSING**
Real Estate is all about location, location, location. A lot of people are forced to commute more than an hour in traffic because of the lack of housing in this area where they work. This complex fills that immediate need.



FP: truCrowd

THE
BLACKROSE
COMPANY

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

THE SOLUTION

The proposed development will help meet the need for opulent housing in the area.

Our development will be a 21st Century innovative designed multi-unit complex.

The investor appeal is the property's already available construction permits that have been approved for 42 townhomes.

These dwellings will be outfitted with many palatable amenities along with being energy efficient.

In addition, the property is accessible to major highways that will reduce longer commutes times.



MARKET COMPETITION

Competing Developments

- Building with only accessible stairs
- Building of master bathrooms with only standup showers but no soaking tubs
- Building of closets that are more fit for a hotel as opposed to a place we call home

Proposed Development

- All luxury townhomes will:
- Be equipped with an elevator
- Have a luxurious bathroom that will have all the amenities including separate tubs and showers
- Include bedrooms with walk-in closets and wider doorways that will be accessible for people with disabilities
- Be wired with smart-home technology to align with the demands of emerging technology
- Be designed to fit the needs of the elderly as well as persons with disabilities
- Include two-car garages that will fit large vehicles




OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

USE OF FUNDS

PRE-ACQUISITION COSTS

Market analysis, legal fees, environmental studies, zoning and traffic studies

DEVELOPMENT COSTS

Land purchase, architect designs, engineering designs, permit fees, land preparation, utilities installation, curbs & gutters

CONSTRUCTION COSTS

Materials & labor, buildouts, inspections, etc.

OPERATING COSTS

Property taxes, employees, insurance, C.A.M fees, and marketing



USE OF FUNDS BY PHASE

Phase I

The purchase of land, which is currently under contract for the proposed development.

Phase II

The clearing of the land and preparing to put in all the infrastructure for the 42 permitted townhomes.

After the completion of the infrastructure, city officials, including but not limited to inspectors will approve the vertical building of the townhomes.

Phase III

Marketing of the units through our in-house real estate team.

Additional methods used for marketing will include:

- Delivering marketing materials, local multiple listing services, social media outlets including- Facebook, Linkedin, Instagram, blogs, websites, print ads, and email campaigns.

- Media coverage of groundbreaking ceremony with the city officials of Atlanta by local and national news outlets.

- Word of mouth campaigns by friends and families.









The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

TEAM MEMBERS

KENDRICK SCOTT

President and CEO

Provides Strategic Vision and Leadership
Promotes Corporate Direction
Chief Public Relations Officer

FARRELL SPENCER

Project Developer
Licensed Broker





THE BLACKROSE COMPANY

The BlackRose Company and its investors understand that time is of the essence in completing the transactions necessary to make this project a success.

Together we are creating a groundbreaking opportunity for first-time and seasoned investors.

This project is at the precipice of many visionary projects and developments on the immediate horizon.

The Black Rose Company customer-centric focus will continue to be strategically aligned to help each person achieve their mission of diversifying and increasing their investment portfolio.

THE BLACKROSE COMPANY

 FP: truCrowd
 THE BLACKROSE COMPANY

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

RISK FACTORS

a.   Risk Factors Related to the Company

Some risk factors that could have some effect on the return of investment would be if the market collapsed from not having funds for buyers to close with. The real estate market had this problem in 2007 when our financial market crashed, and banks stopped lending money. If banks do not lend money, then buyers have no access to funds.

Another risk factor would be that material cost go up which could affect the bottom line for investment. The prices would go up and that cost would be passed to the consumer. By doing this, it could knock out the buyer who may not qualify at a higher purchase price. By having a higher purchase price may limit the amount of people who could afford that price point as well.

Subcontractors placing a lien on the property because they did not get paid for a particular part of the development. Having a lien placed on the property will inhibit that sale or other sales of the units until that subcontractor is paid in full for services rendered.

Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws, interest rate levels and the availability of financing. The performance of the economy in each of the regions in which the real estate owned by the Fund is located will impact the income from such properties and their underlying values. The financial results of major local employers also may have an impact on the cash flow and value of certain properties.

Real Estate Development Risks:

The Fund will engage in real estate development. As a result, the Fund will be subject to the risks normally associated with development activities. Such risks include risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks beyond the control of the Fund, such as adverse weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the financial condition and results of operations of the Fund.

Environmental Considerations:

In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, the Fund may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as governmental fines and liabilities for injuries to persons and property and other costs. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of the Fund.

Uninsured Losses:

Although the Fund intends to arrange for customary insurance coverage for the properties in which it holds an interest, such as comprehensive insurance, including liability, fire and extended coverage, there are certain types of losses (generally of a catastrophic nature, such as wars, terrorism, earthquakes, and floods) that are either uninsurable or not economically insurable. Should any such uninsured risk occur or cause the destruction or damage of any

FP:  truCrowd


THE
BLACKROSE
— C O M P A N Y —

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

property, or should a hazard insured against occur where the loss is in excess of insurance limits or should the insurance company be unable to pay the claim, both invested capital and potential profits could be lost.

No Assurance of Property Appreciation or Cash Distributions:

There is no assurance that real estate investment properties will appreciate in value, maintain their present values, or be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of the Managing Member. There is no assurance that there will be a ready market for these properties, since investments in real property are generally illiquid, nor is there any assurance that sufficient cash will be generated from operations to permit cash distributions to Members.

Illiquid Investments:

The Fund is intended for long-term investors who can accept the risks associated with investing primarily in illiquid real estate investments. The Fund may invest in assets for which no liquid market exists or that are subject to legal or other restrictions of transfer. The Fund may not be able to sell assets when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

No Return for a Period of Years:

Even if the Fund investments prove successful, they may not produce a realized return for Members for a period of years.

Strategy Risks

Lack of Diversification:

The Fund is not subject to any restrictions with respect to investments in any geography or type of investment. The Fund may have a non-diversified portfolio and may have large amounts of Fund assets invested in a small number of investments. Such lack of diversification substantially increases market risks and the risk of loss associated with an investment in the Fund.

The Managing Member Methodology:

Investment decisions of the Managing Member are on a discretionary basis using fundamental analysis and no assurance can be given that such investment strategies used by the Managing Member will be successful, or that losses could not occur.

Leverage:

In order to raise additional cash for investment, the Fund may borrow money from banks and other sources and will pay interest thereon. Any investment gains made with the additional monies in excess of interest paid will cause the Net Asset Value of the Fund to rise faster than would otherwise be the case. On the other hand, if the investment performance of the additional investments purchased fails to cover their cost (including any interest paid on the money borrowed) to the Fund, the Net Asset Value of the Fund will decrease faster than would otherwise be the case. This is the speculative factor known as "leverage."

Management Risks

Reliance on the Managing Member and no Authority by Members:




OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

All decisions regarding the management and affairs of the Fund will be made exclusively by the Managing Member. Accordingly, no person should invest in the Fund unless such person is willing to entrust all aspects of management of the Fund to the Managing Member. Members will have no right or power to take part in the management of the Fund. As a result, the success of the Fund for the foreseeable future depends solely on the abilities of the Managing Member.

Dependence on Key Personnel:

The Managing Member is dependent on the services of the Principals and there can be no assurance that it will be able to retain the Principals, whose credentials are described under the heading "Management of the Fund." The departure or incapacity of one or more of those individuals could have a material adverse effect on the Managing Member's management of the investment operations of the Fund.

Changes in Investment Strategies:

The Managing Member has broad discretion to expand, revise or contract the Fund's business without the consent of the Members. The Fund's investment strategies may be altered, without prior approval by the Members, if the Managing Member determines that such change is in the best interest of the Fund.

Discretionary Decision Making May Result in Missed Opportunities:

The Fund's investment strategies do involve some discretionary aspects. Discretionary decision-making may result in failure to capitalize on certain market trends or unprofitable investments in a situation where a strictly systematic approach might not have done so.

Limitations on the Managing Member's Liability and Indemnification:

The Operating Agreement provides that the Managing Member and its affiliates, shareholders, members, partners, managers, directors, officers and employees shall not be liable, responsible nor accountable in damages or otherwise to the Fund or any Member, or to any successor, assignee or transferee of the Fund or of any Member, for (i) any acts performed or the omission to perform any acts, within the scope of the authority conferred on the Managing Member by the Operating Agreement, except by reason of acts or omissions found by a court of competent jurisdiction upon entry of a final non-appealable judgment to have been made in bad faith or to constitute fraud, willful misconduct or gross negligence; (ii) performance by the Managing Member of, or the omission to perform, any acts on advice of legal counsel, accountants, or other professional advisors to the Fund; (iii) the negligence, dishonesty, bad faith, or other misconduct of any consultant, employee, or agent of the Fund, including an affiliate of the Managing Member, selected or engaged by the Managing Member with reasonable care and in good faith; or (iv) the negligence, dishonesty, bad faith, or other misconduct of any Person in which the Fund invests or with which the Fund participates as a partner, joint ventures, or in another capacity, which was selected by the Managing Member with reasonable care and in good faith. Furthermore, the Fund, in the Managing Member's sole discretion, will indemnify and hold harmless the Managing Member and its affiliates, shareholders, members, partners, managers. directors, officers and employees and the legal representatives of any of them (an "Indemnified Party"), from and against any loss, liability, damage, cost or expense suffered or sustained by an Indemnified Party by reason of (i) any acts, omissions or alleged acts or omissions arising out of or in connection with the Fund, the Operating Agreement or any investment made or held by the Fund, including any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim, provided that such acts, omissions or alleged acts or omission upon which such actual or threatened action, proceeding or claim are based are not found by a court of competent jurisdiction upon entry of a final non-appealable judgment to have been made in bad faith or to constitute fraud, willful misconduct or gross negligence by such



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Indemnified Party, or (ii) any acts or omissions, or alleged acts or omissions, of any broker or agent of any Indemnified Party, provided that such broker or agent was selected, engaged or retained by the Indemnified Party with reasonable care. The Operating Agreement also provides that the Fund will, in the sole discretion of the Managing Member, advance to any Indemnified Party attorneys' fees and other costs and expenses incurred in connection with the defense of any action or proceeding which arises out of such conduct.

Limited Reporting:

The Fund will provide at least annual unaudited reports of Fund activity. As a result, Members will not be able to evaluate the Fund's activity at shorter intervals. Additionally, as a result of side letter arrangements, questions, due diligence requests, meetings or other communications, certain Members may receive information that is not generally available or otherwise provided to other Members, which may affect such Members' decision to request a withdrawal of their respective Capital Accounts or take other actions on the basis of such information.

Other Risks

No Operating History:

The Fund is a recently formed entity and has no operating history upon which prospective investors can evaluate its likely performance. There can be no assurance that the Fund will achieve its investment objective.

The Fund may encounter start-up periods during which it will incur certain risks relating to the initial investment of newly contributed assets. Moreover, the start-up periods also represent a special risk in that the level of diversification of the Fund's portfolio may be lower than in a fully invested portfolio.

e.   **Risks Related to the Impact of the COVID Pandemic on Our Business**

Measures intended to prevent the spread of COVID have disrupted our ability to operate our business. In response to the outbreak of COVID and the federal and state mandates implemented to control its spread, most of our employees and Managers are working remotely. If our employees or suppliers or Managers are unable to work effectively as a result of the COVID pandemic, including because of illness, quarantines, office closures, ineffective remote work arrangements or technology failures or limitations, our operations would be adversely impacted. Further, remote work arrangements may increase the risk of cybersecurity incidents, data breaches or cyber-attacks, which could have a material adverse effect on our business and results of operations, due to, among other things, the loss of proprietary data, interruptions, or delays in the operation of our business, damage to our reputation and any government imposed penalty.

The current COVID pandemic, and any future outbreak of other highly infectious or contagious diseases, could materially and adversely impact or disrupt our financial condition, results of operations, cash flows and performance.

The COVID pandemic has had, and any other pandemics in the future could have, repercussions across regional, national, and global economies and financial markets. The outbreak of COVID in the United States and in many countries has adversely impacted global economic activity and has contributed to significant volatility and negative pressure in the financial markets. The impact of the COVID outbreak has been rapidly evolving and has continued to affect more countries. Many countries, including the United States, have responded by instituting quarantines for some period of time, mandating business and school closures and restrictions on their re-openings, banning group gatherings and restricting travel, among others.

Certain states and cities, including where we own properties, have also reacted by instituting quarantines, restrictions on travel, "shelter in place" rules and restrictions to only essential businesses that may continue to operate. As a



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

result, the COVID pandemic is negatively impacting almost every industry directly or indirectly, including the real estate industry in which we and our tenants operate.

The effects of the state and local government orders, including an extended period of remote work arrangements, could strain our business continuity plans, introduce operational risk and impair our ability to manage our business. The COVID pandemic may have a material adverse effect on our financial position, results of operations and cash flows, including among other factors:

- a partial or complete closure of, or other operational issues at, some or all of us
- properties resulting from government or tenant action;
- reduced economic activity severely impacts our tenants' business operations, financial
- condition and liquidity and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
- reduced economic activity could result in a prolonged recession, which could negatively
- impact consumer discretionary spending and in return could severely impact our tenants' business operations, financial condition, and liquidity;
- difficulty accessing debt and equity on attractive terms, or at all, impacts to our credit
- ratings, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital
- necessary to fund our business operations or address maturing liabilities on a timely basis and
- our tenants' ability to fund their business operations and meet their obligations to us;
- the COVID pandemic could negatively impact our future compliance with financial covenants of our mortgage notes payable and credit facilities and could result in a default or potential acceleration of payment of our debt obligations, which non-compliance could negatively impact our ability to make additional future borrowings;
- significant impairment in the value of our intangible assets as a result of weaker economic
- conditions;
- general decline in business activity and demand for real estate transactions has adversely
- affected our ability to grow our portfolio of properties; and
- potential negative impact on the health of our personnel and staff, particularly if a significant number of them are impacted, could result in a deterioration in our ability to ensure business continuity during this disruption.

The extent to which the COVID pandemic impacts our business operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence; including the scope, severity, and duration of the pandemic; the success of actions or measures taken to contain or treat COVID or mitigate its impact; and the direct and indirect economic effects of the pandemic, among others. Extended closures by our tenants of their stores and any early terminations by our tenants of their leases could reduce our cash flows, which could impact our ability to continue paying distributions to our stockholders
at expected levels, or at all. The rapid development and fluidity of the COVID pandemic precludes us from making any prediction as to the full adverse impact of the pandemic. Nevertheless, the pandemic presents material uncertainty and risk with respect to our financial condition, results of operations, cash flows and performance.

f.   Risk Factors Relating to the Property

(1)   Due Diligence May Not Uncover All Material Facts

The Manager has prior experience in other real estate projects and has endeavored to obtain and verify material facts regarding the Property. It is possible, however, that the Manager has not discovered certain material facts about the



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to the Properties may not be discovered until the Company owns the Properties.

(2)   Financial Projections May Be Wrong

The Manager has made obtained a Market Study, attached to this PPM as Exhibit 2, and incorporated herein by reference which contains valuation estimates based on financial projections concerning the future performance of the Property and the relevant property market. These projections are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. Investors should satisfy themselves as to the plausibility of the Manager's and the Market Study preparer's assumptions.

These and all other financial projections, and any other statements previously provided to Investors relating to the Company or its prospective business operations that are not historical facts are forward-looking statements that involve risks and uncertainties.

(3)   Regional, State and Local Economic Conditions

Performance of the Properties is likely to be dependent upon the condition of the economy in the area where each Property is located. The Manager expects to hold and develop the Property for three or four years. However, there is a risk that at the time of the projected sale of a Property, the marketplace may be different than projected, which may require a Property to be held longer than anticipated or sold at a loss. Despite the Manager's projections, an Investor should be prepared to leave their Capital Contribution with the Company until the Property is sold.

(4)   General Risks of Real Estate Investing

Factors which could affect the Company's ownership of income-producing property might include, but are not limited to any or all of the following: changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing property, local economic factors which could result in the reduction of the fair market value of the Properties, uninsured Losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required permits or entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed permits or entitlements, problems caused by the presence of environmental hazards on the Property, changes in Federal or state regulations applicable to real property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy or acts of God or other calamities. Furthermore, there could be a loss of liquidity in the capital markets such that refinancing, or sale of the Properties may be hindered.

The Company's investment in the Properties will be additionally subject to the risks and other factors generally incident to the ownership of real property, including such things as the effects of inflation or deflation, inability to control future operating costs, vandalism, uncertainty of cash flow, the availability and costs of borrowed funds, the general level of real estate values, competition from other property, residential patterns and uses, general economic conditions (national, regional, and local), the general suitability of a Property to its market area, governmental rules and fiscal policies, acts of God, and other factors beyond the control of the Company or the Manager.

(5)   Uninsured and Underinsured Losses; Availability and Cost of Insurance



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The Property are located in the city of Atlanta, state of Georgia. This geographic area may be at risk for damage to property due to certain weather-related and environmental events, including such things as severe thunderstorms, flooding, snow, and ice. To the extent possible, the Manager will attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable as some may be deemed acts of God or be subject to other policy exclusions.

All decisions relating to the type, quality, and amount of insurance to be placed on the Properties are made exclusively by the Managers.

Certain types of losses, generally of a catastrophic nature (such as ice or wind damage, and floods) may be uninsurable, not fully insured or not economically insurable. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full prevailing market value or prevailing replacement cost of a Property. Inflation, changes ordinances, environmental considerations, and other factors also might make it unfeasible to use insurance proceeds to replace a Property after the Property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore a Property.

Recently, the cost of certain types of insurance, such as hurricane, flood, and earthquake coverage, has risen substantially. In some instances, insurance has become unavailable. The Company may proceed without insurance coverage for certain risks if it cannot secure an appropriate policy or if the Manager believes that the cost of the policy is too high with respect to the risks to be insured. Changes in the availability and cost of insurance may cause the Company to obtain different types and/or amounts of coverage for the Properties than may have been obtained for similar properties in the past.

Furthermore, an insurance company may deny coverage for certain claims, and/or determine that the value of the claim is less than the cost to restore a Property, and a lawsuit could have to be initiated to force them to provide coverage, resulting in further losses in income to the Company.

(6)   Federal, State and Local Regulations May Change

There is a risk of a change in the current Federal, state, and local regulations as it may relate to the operations of the Company in the area of approved property use, zoning and environmental regulations, or property taxes, among other regulations.

(7)   Title Insurance May Not Cover All Title Defects

The Manager will acquire title insurance on the Property, but It is possible that uninsured title defects could arise in the future, which the Company may have to defend or otherwise resolve, the cost of which may impact the profitability of the Property and/or the Company as a whole.

g.   Risk Factors Involving Income Taxes

(1)   The Manager Will Not Obtain an IRS Ruling

The Company should be treated as a partnership for Federal income tax purposes absent any other election, since it is organized as a Limited Liability Company, and the Company has no plans to make any other election. The Manager has determined not to obtain a ruling from the Internal Revenue Service (IRS) as to the tax status of the Company.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

THE OFFERING

9.   What is the purpose of this offering?

The goal of this offering is to provide investment opportunities to individuals who want to invest in certain real estate deals.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses	$700.00	$74,900.00
Net Proceeds	$9,300.00	$995,100.00
Use of Net Proceeds		
Management Fees	$700.00	$50,000.00
Labor	$200.00	$20,000.00
Equipment	$2,000.00	$200,000.00
Land Purchase	$2,500.00	$300,000.00
Title Insurance	$350.00	$350.00
General Operating Capital	$3,550.00	$424,750.00
Total Use of Net Proceeds	$9,300.00	$995,100.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

FP:  truCrowd


THE
BLACKROSE
COMPANY

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

a. Type - Convertible Note
b. Terms - 8%
Maturity Date - July 31st 2024

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP:


THE
BLACKROSE
—COMPANY—

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Membership Interest						
Membership Interest Units	100%	100%	Yes ☑ No ☐		Yes ☐ No ☐	
					Specify:	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

   This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

   These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400



Low Bound
$ 4,082,000

Pre-money valuation
$ 5,037,118

High Bound
$ 5,992,000

5 Valuation Methods

$ 4,946,755	$ 3,858,667	$ 1,249,886	$ 14,238,079	$ 4,057,835
Scorecard	Checklist	Venture Capital	DCF with LTG	DCF with Multiples

Method weights

30%   30%   16%   12%   12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$5,037,118.**

The company has elected to go with a slightly more conservative valuation of $5,000,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Wholesale Addictz, LLC	$45,000	50%	3/11/2021	The maturity date is either 3/11/21 or if closing is reset then that period is 45 to 60 days after purchase of property closing date.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

FP:


THE
BLACKROSE
— COMPANY —

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;

    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4)   any immediate family member of any of the foregoing persons.

       No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial Condition - The company is a start up company that has an estimated $45,465 of debt. The company is currently seeking to raise funds to purchase and develop real estate properties.





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

The Black Rose Company, LLC
Year Ended December 31, 2020
With Independent Accountant's Review Report





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

The Black Rose Company, LLC

Financial Statements

Year Ended December 31, 2020

Contents

1





OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855



Accounting Services

Independent Accountant's Review Report

The Board of Directors
The Black Rose Company, LLC
Tallahassee, Florida

I have reviewed the accompanying financial statements of The Black Rose Company, LLC, which comprises the balance sheet as of December 31, 2020, and the related statement of income, changes in members' equity, and cash flows from the period then ended, July 9, 2020 ("inception") to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
February 24, 2021

2



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(This page intentionally left blank.)





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The Black Rose Company, LLC

Balance Sheets

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ 500
Total current assets	500
Property plant and equipment:	-
Total assets	$ 500
Liabilities and Members' Equity	
Current liabilities:	
Accrued interest	-
Credit card payable	-
Line of credit	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Members' equity *(see note 3):*	500
Total liabilities and members' equity	$ 500

See Independent Accountant's Review Report.

4





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

The Black Rose Company, LLC

Statement of Operations

	Period from July 9, 2020 (inception) to December 31, 2020
Revenue	$ -
Expenses:	
Business development	749
Legal expenses	1,540
Office expense	524
Start-up expenses	211
Total operating expenses	3,024
Net Loss	**$ (3,024)**

See Independent Accountant's Review Report.

5





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

The Black Rose Company, LLC

Statements of Changes in Members' Equity

	Total
Balance at July 9, 2020 (date of inception)	**$ -**
Plus: Members' contributions	3,524
Less: Net loss	(3,024)
Balance at December 31, 2020	**$ 500**

See Independent Accountant's Review Report.

6





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The Black Rose Company, LLC

Statements of Cash Flows

	Period from July 9, 2020 (inception) to December 31, 2020
Operating activities	
Net Loss	$ (3,024)
Increase (decrease) in trades payables	
Net cash used by operating activities	(3,024)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	3,524
Net cash provided by financing activities	3,524
Net increase in cash and cash equivalents *(note 1)*	500
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 500

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The Black Rose Company, LLC
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

The Black Rose Company LLC, (the Company) a development stage entity was formed on July 9, 2020 ("Inception") in the state of Florida. The financial statements of The Black Rose Company LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tallahassee, Florida

The Company is a privately-owned real estate development company. They plan to deliver brand new on the market Commercial mixed-use and residential development. Their product will be state of the art with all the latest technology that meets and exceeds the expectations for its targeted end users, young professionals, millennials, empty nesters, retirees, etc.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

See Independent Accountant's Review Report.

8





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The Black Rose Company, LLC
Notes to Financial Statements (continued)
December 31, 2020

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

2. Income Taxes

The Company has retained its election to be taxed as a partnership for federal and state tax purposes, consequently the net income is only taxed once at member level. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Membership Units

As of December 31, 2020, 100% equity is held by a founding member

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow, each unit is entitled to one vote.

See Independent Accountant's Review Report.

9





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The Black Rose Company, LLC
Notes to Financial Statements (continued)
December 31, 2020

4. Commitments and Contingencies

As of the date of issuance of financials, February 24, 2021, the company has no commitments or contingencies, except listed below in note 5.

5. Subsequent Events

Management has evaluated subsequent events through February 24, 2021, the date on which the financial statements were available to be issued and determined. As of December 30,2020, the Company has put an offer on a property, worth $1,350,000, the closing sate is set to be March 11,2021.

There have been no other events that have occurred that would require adjustments to our disclosures in the reviewed financial statements

See Independent Accountant's Review Report.

10



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in

FP:  truCrowd

THE
BLACKROSE
— COMPANY —

The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:
www.theblackrosecompany.com



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

EXHIBIT A
FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: The Black Rose Company, LLC
Maturity Date: July 31st, 2024
Principal Amount: $ _____
Interest Rate: 8%
Conversion Option:

The Black Rose Company, a State of Florida based LLC (the "Company') and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafter defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate Interest 8% per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company, in Securities of Common Stock of the Company as more fully set forth herein.

DEFINITIONS

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:

"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Florida are authorized or obligated to close.

"Capital Securities" means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

"Common Securities" or **"Common Stock"** means Securities of the Company's Common Stock, or, if at the time of conversion the Company is a subsidiary of another company (the Parent Company), at the Company's option, common equity units in the Parent Company.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

"Common Stock Issued at Conversion", when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.

"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.

"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as Exhibit B.

"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

"Note" or **"Notes"** means this Convertible Note of the Company or such other convertible Note(s) exchanged therefore as provided in Section 2.1.

"Event of Default" has the meaning set forth in Section 6.1.

"Holder" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

"Maximum Rate" has the meaning set forth in Section 6.3.

"Outstanding" when used with reference to Common Securities or Capital Securities (collectively, **"Securities"**) means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed **"Outstanding"** for purposes hereof.

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

"Principal Amount" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein means currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1   Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SECTION 2.2   Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3   Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4   Repayment of Interest. Interest shall accrue at the rate of eight percent 8% per annum payable in arrears at maturity.

SECTION 2.5   Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Company, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Common Stock, as provided for herein.

SECTION 2.6   Buy-Back Option. In addition to the termination rights set forth in Exhibits A, B, and/or C, the Company may terminate this Agreement at any time after the first 180 days with or without cause, such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.6, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be an amount equal to the current value of the security (principal investment amount plus any interest accrued as of the execution date of the Buy-Back Option). In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

ARTICLE 3
CONVERSION OF NOTE

SECTION 3.1   Conversion; Conversion Ratio; Valuation Event. At the option of the Company at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.). In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SECTION 3.2   Exercise of Conversion Privilege. (a) Conversion of this Note shall be exercised, if offered by Company, at Maturity Date by telecopying an executed and completed Conversion Notice to the Holder (the "Conversion Date"). The Company shall convert this Note and issue the Common Stock Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) begin transmission of a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3   Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

SECTION 3.4   Adjustments. The Conversion Ratio and the number of Securities deliverable upon conversion of this Note are subject to adjustment from time to time as follows:
Reclassification, Etc. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a **"Fundamental Corporate Change"**) and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (**"Other Property"**) are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note may be converted at the Conversion Ratio applicable immediately prior to such Fundamental Corporate Change or (c) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantial identical rights, privileges, powers, restrictions and other terms as this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, **"common stock of the successor or acquiring corporation"** shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5   Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1   Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2   Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.

Each certificate for Securities of Common Stock deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has




OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

ARTICLE V.
COVENANTS

SECTION 5.1   Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2   Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

ARTICLE VI.
EVENTS OF DEFAULT; REMEDIES

SECTION 6.1   Events of Default. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (i)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

SECTION 6.3   Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be 8% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

SECTION 6.4   Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

ARTICLE VII.
MISCELLANEOUS

SECTION 7.1   Notice of Certain Events. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2   Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3   Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement.
Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4   Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Florida (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the State of Florida sitting in Leon County and the United States District Court located in Leon County, Florida, and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

SECTION 7.5 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 No Stockholder Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

[The Black Rose Company, LLC]

By: ______________________

[Kendrick Scott]

Title: [President]

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE

The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Date: _____ Signature: _____

Name: _____

Title: _____

Second signatory if applicable

Date: _____ By: _____

Name: _____

Title: _____

EXHIBIT B
NOTE CONVERSION NOTICE
FOR COMMON STOCK

TO: [Holder name]
FROM: The Black Rose Company, LLC (the **"Company"**)

The undersigned hereby irrevocably exercises its option to convert $_____ Principal Amount and $_____ Interest of the Note into _____ Securities of Common Stock in accordance with the terms of the Note at the Conversion Ratio then in effect.

The number of Securities of common stock to be received on conversion is calculated as follows:
_____

The Common Stock and certificates therefor deliverable upon conversion, the Note reissued in the Principal Amount not being surrendered for conversion hereby, [the check or Securities of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice,] shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____

 
OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

By: _____

Title: _____

Fill in for registration of Note:
Please print name and address:

_____

(including ZIP code number):

EXHIBIT C
SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of an [The Black Rose Company, LLC] (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1. <u>Purchase and Sale of the Note.</u>

(a) The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b) Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for [The Black Rose Company, LLC]

2. <u>Representations and Warranties of Subscriber</u>. Subscriber represents and warrants to the Company as follows:

(a) Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

(b) Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c) Subscriber acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d) Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e) Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(e) Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f) Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(g)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(i)   Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(j)   Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k)   Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(l)   Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

(m)   Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.


OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

3.   <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of Florida.

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.   <u>Indemnification</u>. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

5.   <u>Compliance with Laws and Other Instruments</u>. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6.   <u>Update of Representations and Warranties; Reliance by the Company</u>. All information



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7.   Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8.   <u>Miscellaneous</u>.

(a)   Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

(b)   Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c)   Subscriber has read and has accurately completed this entire Subscription Agreement.

(d)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e)   Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

(f)   Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by fax if the sender on the same day sends a



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

(g)	Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)	This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Florida, as such laws are applied by the Florida courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i)	Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for Leon, Florida. The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for Leon County, Florida.

(j)	If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)	The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.



OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(l)   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)   All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n)   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o)   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to The Black Rose Company at 400 Capital Circle SE 18192 Tallahassee, Fl 32301 or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to kscott37@gmail.com.

(p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or

 

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

$_____

Purchase Price

_____   _____
Print or Type Name   Print or Type Name (Joint-owner)

_____   _____
Signature   Signature (Joint-owner)

_____   _____
Date   Date (Joint-owner)





The Black Rose Company, LLC
400 Capital Circle SE Suite 18192
Tallahassee, FL 32301
(850) 508-8437

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $__________ of the Company's Note.

The Black Rose Company, LLC

By: ___________________________________